767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 4, 2022

Via EDGAR

Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Neogen Corporation Registration Statement on Form S-4 Filed on March 17, 2022 File No. 333-263667

Dear Ms. Adams and Ms. Westbrook:

On behalf of our client, Neogen Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 18, 2022, regarding the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on March 17, 2022.  In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  To the extent that comments to the Registration Statement are applicable to disclosure in the Preliminary Proxy Statement on Schedule 14A filed by the Company on March 18, 2022, or to the registration statement on Form S-4 (Reg. No. 333-263669) filed by Garden SpinCo Corporation (“Garden SpinCo”) on March 18, 2022, Neogen or Garden SpinCo, as applicable, has revised such documents accordingly and is filing an amendment thereto via EDGAR substantially concurrently to the submission of Amendment No. 1.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 1.

Cover Page

1.	Please revise the cover page to disclose the SpinCo Cash Payment, as disclosed in the Q&A on page 15.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on the cover page of Amendment No. 1.

Questions and Answers About the Exchange Offer and the Transactions, page 5

2.
Revise to prominently disclose that the contemplated Separation, Distribution and Merger of the Food Safety Business is structured as a Reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the Food Safety Business for 3M and 3M stockholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 13 and 15 of Amendment No. 1.

Summary, page 19

3.
Revise to clarify that you have summarized all material conditions to the exchange offer and merger in the summary. For example, briefly describe the “other customary conditions,” or clarify that they are not material.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 21 through 23 of Amendment No. 1.

4.
We note your disclosure on page 31 that the consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by 3M and Neogen of opinions from Wachtell Lipton and Weil, respectively. Please clarify here and elsewhere, as appropriate, the conditions to the merger that may be waived. We note your disclosure on page 20 that 3M may waive any of the conditions of the exchange offer. Revise to highlight the material consequences of the waiver of any of the tax opinions or tax rulings and provide a cross-reference to a discussion of the consequences of these waivers in an appropriate section of the registration statement.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 22, 34 and 76 of Amendment No. 1. The Company respectfully submits that, because the consequences of any waiver will vary depending on the particular condition being waived and the related facts and circumstances, it would be impracticable to predict and to discuss in the Registration Statement at this time the potential consequences of each such potential waiver.  The Company confirms to the Staff that in advance of waiving any of the tax opinions or tax rulings, it will consider the consequences of such waiver, including with respect to whether such waiver constitutes a material change.

5.
Please include a summary of the Food Safety Business. Include in your revisions that the Food Safety Business has historically operated as part of 3M’s Healthcare Business Group, as referenced on page 104.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 27 of Amendment No. 1.

Interest of Certain Persons in the Transactions, page 29

6.
Please revise to clarify what interests the officers and directors of the various involved entities may have in the transactions or benefits they may receive from the transactions that differ from those of 3M or Neogen shareholders generally.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 32 and 151 of Amendment No. 1.

Debt Financing Arrangements, page 31

7.	Please clarify if the terms of the Permanent Financing will become known prior to the time Neogen shareholders are asked to approve the Share Issuance Proposal.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 34 and 197 of Amendment No. 1.

Summary Risk Factors, page 31

8.
Revise the Summary Risk Factors to more specifically explain the risks to Neogen of the limited resources transferred pursuant to the agreements with 3M and Neogen’s reliance on transition services, as outlined in the risk factors beginning on page 57 and discussed on page 84.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 36 of Amendment No. 1.

Risk Factors

Risks Related to the Combined Company's Business Following the Transactions

The combined company will be subject risks relating to international operations..., page 52

9.
We note your disclosure that Neogen has discontinued sales into Russia. To the extent material, please describe with greater specificity the current and anticipated impact of the ongoing conflict in Ukraine on your business, including giving consideration to availability of materials, cost of materials, costs and risks associated with your supply chain, impact on margins and on your customers. Additionally, please place your discussion of foreign currency risk on page 54 in appropriate context with reference to foreign currencies in which material operations are transacted and/or denominated.

Response:  Respectfully, we advise the Staff that the Company generates less than $2 million of revenue from its sales into Russia and such sales are not material to the Company’s business and the Company has updated its disclosure on page 56 to reflect this. Additionally, the Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 58 of Amendment No. 1 to include reference to foreign currencies in which material operations are transacted and/or denominated.

Information about the Food Safety Business

Competition, page 82

10.
Revise to provide disclosure regarding the Food Safety Business's competitive conditions that are material to an understanding of its business. Refer to Item 101(c)(1)(ii) of Regulation S-K and Section II.B.2.b. of Securities Act Release No. 10825 (Oct. 8, 2020), “Modernization of Regulation S-K Items 101, 103 and 105.”

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 87 of Amendment No. 1.

Intellectual Property, page 82

11.
Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or product line, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 89 of Amendment No. 1.  The Company respectfully submits that it has considered the Staff’s comment in light of the Food Safety Business’s patent portfolio and determined that portfolio-level disclosure (rather than a list of individual patents) is the presentation that will provide shareholders with the most meaningful information in the appropriate context, given the large number of individual patent assets and the role that they play in the Food Safety Business.  The Company is concerned that providing patent-level disclosure would potentially be misleading and confusing to shareholders, who might draw incorrect conclusions from disclosure that is unduly voluminous.

Working Capital, page 82

12.
You state, “the Food Safety Business’s high margin, supported by strong recurring revenue of consumables, generates sufficient cash flow from operations to support its business needs.” Clarify this disclosure in light of any known trends or other events that are reasonably likely to cause a material change in the relationship between costs and revenues, including the contemplated transactions. Similarly, please expand your discussion on page 106 to explain your material Research and Development activities. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 87, 88 and 112 of Amendment No. 1.

Environmental and Regulatory Considerations, page 83

13.
Please revise to include a description of governmental regulations applicable to your business, including the material provisions of each regulation you briefly mention in this section. To the extent applicable, please disclose the effects of the Food and Drug Administration regulations on your business, including any requirement for FDA approval of your products.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 89 of Amendment No. 1.

Human Capital, page 83

14.
Clarify whether all of the 470 Food Safety Business employees will be employed by Neogen after the separation and merger transactions are complete, including the impact of any transition periods following the merger. For example, in the next section, you discuss that the Food Safety Business uses several 3M sites around the world that will not transfer as part of the transaction, and that 3M has agreed to provide transition services. In this section, it appears you have not addressed the impact of the merger. Please revise or advise.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 89 and 90 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information Of Neogen and The Food Safety Business, page 86

15.
Disclose here that the contemplated Separation, Distribution and Merger transactions are structured as a Reverse Morris Trust transaction. In Note 1 to the pro forma financial statements, further explain what a Reverse Morris Trust transaction is and describe the tax consequences and their impact, if any, to the pro forma financial statements.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 92 and 97 of Amendment No. 1. The Company respectfully advises the Staff that it does not believe there are tax consequences arising from the structure that impact the pro forma financial statements included in the Registration Statement, as they reflect the combined financial statements of the Company and the Food Safety Business.

Notes To The Unaudited Pro Forma Condensed Combined Financial Information

1) Description of Transactions, page 87

16.
As discussed in the explanatory note, 3M will determine whether the shares of Garden SpinCo common stock will be distributed to 3M stockholders in a pro rata distribution or an exchange offer. You disclose that currently an exchange offer (split-off) is assumed. Revise your disclosure here as well as your Accounting Treatment section on page 142 to explain the accounting treatment for other scenarios, such as by pro rata distribution, as well as the potential Clean-Up Spin-Off scenario. In addition, disclose the potential impact of the various scenarios contemplated on your pro forma presentation.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 97 to 98 and 154 to 155 of Amendment No. 1.

2) Basis of Presentation, page 91

17.
You noted that no Autonomous Entity Adjustments have been made to the pro forma presentation as you are unable to estimate the additional costs based on information received to date. However, at closing, you will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business. Please tell us the extent you expect to include these Autonomous Entity Adjustments prior to effectiveness.

Response:  The Company respectfully advises the Staff that Garden SpinCo will not be an autonomous entity during any period because immediately following the consummation of the Exchange Offer, as described in Amendment No. 1, a wholly owned subsidiary of the Company will merge with and into Garden SpinCo, with Garden SpinCo surviving such merger as a wholly owned subsidiary of the Company.  In response to the Staff’s comment, the Company has revised its disclosure on pages 93, 99 and 107 of Amendment No. 1 to remove the indication that adjustments to depict the Food Safety Business as an autonomous entity may have been included under certain circumstances.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business, page 104

18.
We note your disclosure on page 50 that COVID-19 has resulted in raw material price inflation as well as supply chain constraints and disruptions. Please revise to discuss whether increased costs of raw materials and/or supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 111 and 113 of Amendment No. 1.

19.
We note your disclosure on page 58 that Neogen will be reliant on 3M for a period to manufacture and distribute most of the Food Safety Business’ products. Please discuss Neogen's estimated costs and timeline to establish alternative manufacturing capacity.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 62 of Amendment No. 1.

The Transactions

Background of the Transactions, page 113

20.
Please provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the Neogen board or management in connection with the proposed transactions.

Response:  The Company acknowledges the Staff’s comment and Davis Polk & Wardwell LLP, counsel to the Company’s financial advisor, is providing the Staff, under separate cover, with a copy of the materials provided by the Company’s financial advisor to the Neogen board in connection with the Neogen board’s approval of the proposed transactions. These materials are being provided pursuant to Rule 418 under the Securities Act of 1933, as amended, for which confidential treatment by the Staff is requested. The Company hereby requests that such materials, and all copies thereof, be returned promptly following the completion of the Staff’s review thereof.

21.
The disclosure in this section indicates 3M engaged a financial advisor, but we note that 3M did not obtain a fairness opinion. Please revise the disclosure on pages 128-29 or elsewhere, as appropriate, to further explain how the 3M board determined that the Transactions were fair to, and in the best interests, of 3M and its shareholders without a fairness opinion. Please expand the risk factors to describe the risks of 3M not obtaining a fairness opinion.

Response:  The Company respectfully advises the Staff that the Registration Statement includes substantial disclosure regarding 3M Company’s reasons for the transactions on pages 134 through 137, which the Company believe satisfies the applicable registration statement requirements in this situation.

We note for the Staff that 3M Company’s board of directors did receive a fairness opinion in connection with the Transactions. However, this opinion was not obtained to assist 3M Company’s stockholders in their consideration of the investment decision they may be asked to make in connection with the possible Exchange Offer, and does not speak to the question of whether the consideration that may be offered to 3M stockholders in any Exchange Offer would be fair to any such stockholder. Accordingly, the Company respectfully submits that the existence and analysis of such fairness opinion would not be material to the investment decision of a 3M Company stockholder in the Exchange Offer, and might in fact be potentially misleading to 3M Company stockholders to the extent the inclusion of any such disclosure gives the impression that 3M Company’s financial advisor had opined on the fairness of such consideration.

In addition, the Company respectfully informs the Staff that it does not believe the rules applicable to the Registration Statement require disclosure with respect to whether or not the 3M Company board of directors received a fairness opinion. No vote of 3M Company’s stockholders is required, or is being solicited, in connection with the Transactions, and no recommendation is being made by the 3M Company board of directors.  While Item 4(b) of Form S-4 requires certain disclosures under Item 1015(b) of Regulation M-A with respect to certain opinions that are “referred to in the prospectus”, there is no affirmative requirement to refer to any such opinion.  Because the Registration Statement does not refer to any fairness opinion received by the 3M Company board of directors, the Company respectfully submits that these disclosure requirements are not applicable.  While there is a required vote of the Company’s shareholders, disclosure regarding any fairness opinion that may have been received by the 3M Company board of directors is not relevant to any voting decision of the Company’s shareholders as such opinion would not speak to fairness to any Company shareholder, or to the Company itself.

22.
Revise the background section throughout to disclose what other potential alternatives the Neogen board considered in order to grow and enhance Neogen's business, and at what point other strategic alternatives were eliminated from consideration. For example, disclose the number and type of strategic alternatives Mr. Adent presented to the Neogen board at the December 5, 2019 meeting. Clarify whether the purpose of the meeting that day was to choose from among the potential alternatives presented. Provide similar disclosure for the board's February 6 and April 2 Board meetings, as well as any board meetings not specifically mentioned by date in this section.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 122, 123 and 128 of Amendment No. 1.

23.
Revise the background section generally to indicate who acted as the "representatives of Neogen" and "representatives of 3M." For example, if they were financial advisors or members of the management team, so state.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 122 through 131 of Amendment No. 1

24.
Disclose the agreement in principal with respect to certain material economic terms included in the exclusivity agreement executed on October 3, 2021. After that agreement, revise the discussion to explain and quantify how the negotiations evolved regarding the transition agreements. Please also address in this section, if material, negotiations concerning assets, such as manufacturing facilities, that would be included in the Separation or Asset Purchase. Please also revise the discussion concerning the November 16, 2021 board meeting to describe the nature of the adjustments to the 3M Food Safety Business projections.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 126 and 128 through 130 of Amendment No. 1.The Company respectfully advises the Staff that the underlying economic terms of the various transaction arrangements are commercially sensitive and not material to the Company’s shareholders’ understanding of the potential transaction or necessary for the Company’s shareholders to make an informed decision with respect to the Share Issuance Proposal.

Opinion of Neogen’s Financial Advisor

Selected Public Comparable Companies Analysis, page 132

25.	Please revise to disclose the operational, business and/or financial characteristics that were the selection criteria for inclusion in Centerview’s selected comparable public companies analysis.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 140 of Amendment No. 1.

Certain Projections, page 134

26.
Revise the heading of this section and any related disclosure to clarify that you have disclosed all material projections shared between the parties. In each case where you describe the Neogen Projections, the Neogen Reforecasted Food Safety Projections and the 3M Food Safety Projections, revise to explain the material assumptions underlying the projections and risks to those assumptions. Your disclosure should include quantitative discussion of the assumptions used to generate the projections rather than merely list factors that could impact the figures presented.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 144 through 149 of Amendment No. 1.

Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger, page 139

27.
Please ensure that you have included the information required by Form S-4 Item 18(a)(7) for each person who will serve as a director or an executive officer of Neogen after the consummation of the transactions and file any consents as required by Securities Act Rule 438.

Response:  We respectfully advise the Staff that on July 30, 2021 the Company filed its Annual Report on Form 10-K for the year ended May 31, 2021 containing certain of the information in Part III of Form 10-K and on August 31, 2021, the Company filed a Proxy Statement on Schedule 14A for the Company’s 2021 Annual Meeting of Shareholders. These filings, which are incorporated by reference into the Registration Statement contain the information required by Item 18(a)(7) of Form S-4 with respect to Neogen’s current directors and executive officers.

The Company respectfully advises the Staff that following the consummation of the Merger, each of the current directors of the Company will continue to serve as directors of the Company, in addition to two new directors that have not yet been identified by the parties and are accordingly not named in the Registration Statement. Each of the current directors that will continue to serve on the Company’s board of directors after the consummation of the transactions have signed the Registration Statement and, therefore, consents from such continuing directors are not required to be filed as exhibits to the Registration Statement pursuant to Rule 438 of the Securities Act of 1933, as amended. However, prior to the effectiveness of the Registration Statement, if either of the two additional directors is named and identified in the Registration Statement, then the Company will file a consent from each such additional director.

U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 203

28.
We note that you have provided a summary of the tax consequences "in general." Revise to state the material tax consequences of the transactions as the opinion of named counsel. Refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 216 through 218 of Amendment No. 1.

29.
On page 205, you state that the disclosure is “for general information only and is not tax advice” and on page 207 you state that investors should “consult their own tax advisors as to the specific tax consequences of the distribution and the merger to that stockholder . . . including the effect of any U.S. federal tax laws and changes in applicable tax laws.” Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Response:  The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 219 and 220 of Amendment No. 1. The Company has also filed a form of opinion as to certain tax matters as Exhibit 8.2 to the Registration Statement.

Exhibits

30.	Confirm that the “form of” material agreements in the Exhibits index will be replaced with final, signed agreements in a pre-effective amendment.

Response:  The Company respectfully advises the Staff that the material agreements in the Exhibits index, other than those that were executed at the time of entry into the Transactions, are not expected to be entered into until the consummation of the Exchange Offer following effectiveness of the Registration Statement.  The Company advises the Staff that it will file final forms of such agreements in accordance with the Instructions to Item 601 of Regulation S-K.

*          *          *          *          *          *

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact me at (212) 310-8268 or eoghan.keenan@weil.com or my colleague Michael J. Aiello at (212) 310-8552 or michael.aiello@weil.com.

Sincerely yours,

/s/ Eoghan P. Keenan
Eoghan P. Keenan

cc:
Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP
Mojdeh Poul, Garden SpinCo Corporation
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz